Exhibit 1.1

PURCHASE AND SALE AGREEMENT

THIS PURCHASE AND SALE AGREEMENT (this “Agreement”) is made as of this 16th day of December, 2016, which is the last date of execution by the parties (the “Effective Date”) by and between 100 NAGOG PARK LIMITED PARTNERSHIP, a Massachusetts limited partnership, having a usual place of business c/o The Gutierrez Company, 200 Wheeler Road, Burlington, Massachusetts 01803, hereinafter called the “Seller” and INSULET CORPORATION, a Delaware corporation, or its assignee as herein provided, having a usual place of business at 600 Technology Park Drive, Billerica, Massachusetts 01821, hereinafter called the “Buyer”.

NOW, THEREFORE, in consideration of the mutual promises herein contained and the respective undertakings of the parties hereinafter set forth, Seller and Buyer hereby agree as follows:

1.            Purchase and Sale.  Seller is the current owner of fee simple title to the Premises (defined herein), and Seller hereby agrees to SELL, and Buyer agrees to BUY, upon and subject to the terms hereinafter set forth, the following described Premises:

(a)         Those certain parcels and tracts of land consisting of approximately 25 acres and having a common address of 100 Nagog Park, Acton, Massachusetts (the “Land”), which Land is more particularly described on Exhibit A hereto; and

(b)         All buildings, structures, parking areas, and improvements located on the Land, including without limitation the following that are included in the sale as a part of the Land:  (a) one (1) building containing approximately one hundred ninety-five thousand (195,000) square feet located thereon (the “Building”); (b) all of SELLER’s right, title and interest in and to the fixtures, equipment, machinery, and personal property located on the Land or used in connection therewith, including without limitation that property listed on Exhibit B attached hereto (the “Personal Property”), but expressly excluding the specific personal property owned by SELLER and identified on Exhibit C attached hereto; (c) all rights, privileges, grants and easements owned by or benefiting SELLER and/or appurtenant to SELLER’s interest in the Land, including without limitation, all easements, permits, licenses, covenants and rights-of-way or other appurtenances used in connection with the beneficial use and enjoyment of the Land and Building; (d) any and all land lying in the bed of any public streets, roads, highways, alleys or driveways in front of and adjoining the Land, and any and all strips and gores adjacent to or abutting the Land (the Land, Building and all such rights, privileges, easements, grants and appurtenances are sometimes referred to herein collectively as the “Real Property”); and (e) all other rights, privileges and appurtenances owned by SELLER, if any, and related to the rights and interests described above in this paragraph and used solely in connection with the Real Property.  The Real Property, the Personal Property, and the other property interests being conveyed hereunder are hereinafter collectively referred to as the “Premises”, or otherwise as the context so permits.

2.            Title Deed.  Said Premises are to be conveyed by a good and sufficient quitclaim  deed (the “Deed”) running to the BUYER, or to its nominee (subject to Paragraph 28) designated by the BUYER by written notice to the SELLER at least seven (7) days before the Deed is to be delivered as herein provided, and said Deed shall convey a good and clear record and marketable title thereto, free from encumbrances or other matters or exceptions, except the following Permitted Exceptions:

(a)	Provisions of existing building and zoning laws and other governmental regulation and control;
(b)
Lien for taxes assessed for fiscal year 2017 (the period July 1, 2016 through June 30, 2017), as are not due and payable on the date of the delivery of such Deed provided the same are apportioned in accordance with the provisions of Paragraph 8 hereof;

(c)	Any liens for municipal betterments assessed after the date of this Agreement and applicable to the period from and after Closing (as defined in Paragraph 4 below); and
(d)	Title Defects waived pursuant to Paragraph 18 hereof.

Items (a) – (d), inclusive, are hereinafter referred to as the “Permitted Exceptions”.

The foregoing notwithstanding, the BUYER shall be entitled to the contingency under Paragraph 18.  The Deed shall be in the form attached hereto as Exhibit E.

3.            Purchase Price.  The agreed purchase price (“Purchase Price”) for the Premises is Nine Million Two Hundred Fifty Thousand Dollars ($9,250,000.00).  A Four Hundred Sixty Two Thousand Five Hundred Dollar ($462,500.00) deposit (collectively with any interest earned, the “Deposit”) will be paid by BUYER to the Escrow Agent designated in Paragraph 10 of this Agreement within two (2) business days after the full execution and delivery of this Agreement.  The Deposit plus the balance of the Purchase Price (which balance is the amount of Eight Million Seven Hundred Eighty Seven Thousand Five Hundred Dollars ($8,787,500.00)), plus or minus adjustments required under Paragraph 8 of this Agreement and in the next sentence, are to be paid on the Closing Date (as defined in Paragraph 4 below) by wire transfer to the account of Escrow Agent in immediately available federal (U.S.) funds for disbursement in accordance with the terms of this Agreement.  At Closing, interest earned on the Deposit shall be credited against the Purchase Price.

4.            Time for Performance; Delivery of Deed.  The closing of the transaction contemplated by this Agreement (the “Closing”) shall be held through an escrow arrangement at the offices of the Escrow Agent at Fidelity National Title Insurance Company, 1 E. Washington St., Suite 450, Phoenix, AZ  85004, Attn: Michelle Burton, 602-343-7570, unless otherwise agreed upon by the parties in writing.  The Closing will be by mail, hand delivery, facsimile and/or overnight courier through Escrow Agent, as escrow agent.  The Closing shall occur on February 15, 2017 (the “Closing Date”) unless Seller and Buyer establish another date as the Closing Date by mutual agreement.  The Deed shall be delivered by Seller to the Escrow Agent on or before the Closing Date.

5.            Possession and Condition of Premises.  Full possession of the Premises (free of all leases, licenses, tenants and occupants and with all personal property set forth on Exhibit C removed) subject only to the Permitted Exceptions, is to be delivered by Seller to Buyer on the Closing Date, said Premises to be then in substantially the same physical condition as it is on the Effective Date, reasonable use, wear and tear excepted.  At Buyer’s request, Buyer and Seller shall perform a walk-through before Closing to confirm the condition of the Premises.

6.            Acceptance of Deed.  The acceptance of a Deed by the BUYER or his nominee, as the case may be, and the consummation of the transaction set forth herein shall be deemed to be a full performance and discharge of every agreement and obligation of SELLER herein contained or expressed.  Obligations of SELLER or BUYER as expressly stated as “surviving the Closing” shall survive, as the same may be limited herein.

7.            Use of Purchase Money to Clear Title.  To enable the SELLER to make conveyance as herein provided, the Escrow Agent (in accordance with the approved closing and settlement statement) may, at Closing, apply the purchase money or any portion thereof to pay all mortgages or other Monetary Liens on the Premises to clear the title of any or all of such encumbrances or interests, provided that all title clearing instruments are delivered in accordance with the reasonable and customary requirements of  BUYER, BUYER’s title company and lender (if applicable).

8.            Adjustments.  Taxes (including, without limitation, real estate taxes, special assessments and taxes on the Personal Property (collectively, “Taxes”)) for the fiscal year in which the Closing occurs, electric, gas, water, sewer use and other municipal or quasi-governmental utility charges shall be apportioned on a per diem basis as of the Closing Date (Seller to have the last day), and the net amount thereof shall be added to or deducted from, as the case may be, the Purchase Price payable by the BUYER.  If the Closing shall occur before the amount of Taxes is fixed, the apportionment of such Taxes shall be made based upon one hundred percent (100%) of the tax rate for the preceding year, applied to the latest assessed valuation of the Premises.  Upon receipt of the actual bill for Taxes for the Premises, the proration of Taxes made at Closing shall be subject to adjustment pursuant to this Paragraph at the request of either party (which request must be made no later than September 30, 2017).  Seller or Buyer, as appropriate, shall within sixty (60) days of request therefor, pay to the other party the difference between the original estimated amount of Taxes and the readjustment.  The provisions of this Paragraph shall survive the Closing.  SELLER shall be solely responsible for paying all Taxes for the period prior to or on the Closing Date, and all Taxes for all fiscal years prior to the year in which the Closing occurs.  Notwithstanding the foregoing, all water, sewer, and other utility charges for which cut off billing is available shall be paid by Seller on the Closing Date and switched to Buyer’s name for the period after the Closing Date.

9.            Risk of Loss.

(a)         In the event that the Premises, or any part thereof, shall be damaged or destroyed by fire or any other casualty prior to the Closing Date or SELLER shall receive notice of a proposed taking of all or part of the Premises, SELLER shall give BUYER prompt written notice of such event together with an estimate of the cost and time to restore prepared by an independent insurance examiner or engineer selected by SELLER.

(b)         Seller assumes all risks and liability for damage to or injury occurring to the Premises by fire, storm, accident, or any other casualty or cause until the Closing has been consummated. If the Premises, or any part thereof, suffers any Material Damage (as defined below) prior to the Closing Date from fire or other casualty, which Seller, at its sole option, does not elect to repair, then after notice from Seller to Buyer indicating that the Premises has suffered Material Damage, Buyer may either (a) terminate this Agreement by providing written notice thereof to Seller within ten (10) days after Seller has given Buyer notice of the occurrence of the Material Damage (“Casualty Exercise Deadline”), in which event the Deposit shall be refunded to Buyer, and neither party shall have any further right or obligation hereunder other than the surviving obligations, or (b) consummate the Closing, in which latter event all of Seller’s right, title and interest in and to the proceeds of any insurance covering such damage shall be assigned to Buyer at the Closing. If Buyer fails to terminate this Agreement by providing written notice thereof to Seller by the Casualty Exercise Deadline, then Buyer’s right to terminate this Agreement under this Paragraph 9 shall be null and void and of no further force and effect with respect to the Material Damage then at issue, and Buyer shall be deemed to have elected to consummate the Closing.  If the Premises (or any part thereof) is damaged, but not Materially Damaged, by fire or other casualty before the Closing, then Buyer agrees that it will consummate the Closing and accept the assignment of the proceeds of any insurance covering such damage. For the purposes of this Agreement, “Material Damage” and “Materially Damaged” means damage which (i) exceeds $100,000.00 to repair, (ii) will take longer than one-hundred (120) days to repair, or (iii) is not covered fully by insurance.

(c)         If, prior to the Closing, a material portion of the Premises is taken by eminent domain proceedings or by deed in lieu thereof (or is the subject of a pending, threatened or contemplated taking which has not been consummated), Seller shall provide Buyer with prompt written notice, together with copies of any written communication from any condemning authority, and Buyer may either (a) terminate this Agreement by providing written notice thereof to Seller by the earlier of (i) ten (10) days after Buyer has been given written notice by Seller of the occurrence of the taking or threatened taking of a material portion of the Premises, or (ii) the Closing (the “Condemnation Exercise Deadline”), in which event the Deposit shall be refunded to Buyer, and neither party shall have any further right or obligation hereunder other than the surviving obligations, or (b) consummate the Closing, in which latter event all of Seller’s assignable right, title and interest in and to the award of the condemning authority shall be assigned to Buyer at the Closing.  If Buyer does not terminate this Agreement by providing written notice thereof to Seller by the Condemnation Exercise Deadline, then Buyer’s right to terminate this Agreement under this Paragraph 9 shall be null and void and of no further force and effect with respect to the material portion of the Premises taken or threatened to be taken then at issue, and Buyer shall be deemed to have elected to consummate the Closing. As used in this Paragraph 9, “material portion” shall mean (i) any portion of the Building located on the Land, (ii) three percent (3%) or more of the acreage of the Land, (iii) Two Hundred Thousand and 00/100 Dollars ($200,000.00) or more of the monetary value of the Premises, or (iv) any taking that adversely impacts vehicular access to the Premises from any access points. If a non-material portion of the Premises is taken by eminent domain proceedings or by deed in lieu thereof (or is the subject of a pending, threatened or contemplated taking which has not been consummated), such that Buyer does not have the right to terminate this Agreement pursuant to this Paragraph 9, then all of Seller’s assignable right, title and interest in and to the award of the condemning authority shall be assigned to Buyer at the Closing.

10.         Deposit.  The Deposit shall be held by Fidelity National Title Insurance Company (the “Escrow Agent”) under the terms of this Agreement until the Closing or sooner termination of this Agreement.  The Deposit shall be paid to or on behalf of either Buyer or Seller as provided in this Agreement.  At Closing, the Escrow Agent shall pay the Deposit to Seller, and the Deposit shall be credited against the Purchase Price.

11.         BUYER’s Default; Damages.  If the BUYER shall be in default of any material obligation, representation or warranty under this Agreement and fails or refuses to consummate the Closing as a result of such default (and such default is not cured or remedied within ten (10) days after receipt of written notice thereof given by SELLER to BUYER), then Seller’s sole and exclusive remedy for such failure shall be to terminate this Agreement (the parties being thereafter relieved of all obligations hereunder other than those that specifically survive such termination) and upon such termination, the Deposit plus interest made hereunder by the BUYER shall be retained by the SELLER as liquidated damages and shall be SELLER’s sole and exclusive remedy, except BUYER’s obligation to furnish and/or return any originals of the Due Diligence Materials under Paragraph 19 and BUYER’s indemnification and hold harmless under Paragraph 20 hereof, which shall survive termination.  The parties negotiated the amount of the Deposit to provide a reasonable measure of damages to be incurred by Seller in the event of Buyer’s breach of its obligations hereunder.  Seller is precluded from recovering actual damages incurred by Seller, such actual damages incurred by Seller being difficult or impossible to ascertain.

12.         SELLER’s Default; Damages.  If SELLER (i) shall be in default of any material obligation, representation or warranty under this Agreement and such default is not cured or remedied within ten (10) days after receipt of written notice thereof given by BUYER to SELLER or (ii) Seller is unable to convey title to the Premises in accordance with the provisions of this Agreement, then at BUYER’s election, either (a) the Agreement shall be terminated and the Deposit made hereunder by the BUYER, plus interest, if any, earned thereon, shall be returned to the BUYER, plus payment by SELLER to BUYER of BUYER’s reasonable out-of-pocket costs and expenses incurred in connection with this transaction, including the costs and expenses of BUYER’s due diligence investigation (including any survey costs, engineering fees and inspection fees) which shall not exceed the amount of $50,000.00 in the aggregate, which shall be BUYER’s sole and exclusive remedy at law or in equity against SELLER; or (b) BUYER shall be entitled to pursue any and all remedies available to it at law or in equity, including without limitation seeking specific performance of SELLER’s obligations under this Agreement.  In no event shall SELLER be liable to BUYER hereunder for consequential damages, special or punitive type of damages under this Agreement.

13.         Liability of Trustee, Shareholder, Beneficiary, etc.  If the SELLER or BUYER executes this Agreement in a representative or fiduciary capacity, only the estate represented shall be bound, and neither the SELLER nor BUYER so executing, nor any trustee, partner (general or limited), shareholder, director, officer or beneficiary of any partnership, corporation or trust, manager or member of any limited liability company and any managing agent or representative shall be personally liable for any obligation, express or implied, hereunder.

14.         Disclaimer of Warranties and Representations.  Except as otherwise set forth herein, the BUYER acknowledges that the BUYER has not been influenced to enter into this transaction nor has he relied upon any warranties or representations with respect to the condition of the Premises or any facts or matters relating thereto except as specifically included in this Agreement.

15.         Construction of Agreement.  This Agreement, executed in counterparts, is to be construed as a Massachusetts contract, is to take effect as a sealed instrument, sets forth the entire contract between the parties, is binding upon and inures to the benefit of the parties hereto and their respective successors and assigns, and may be modified or amended only by a written instrument executed by both the SELLER and the BUYER.  If two or more persons are named herein as BUYER their obligations hereunder shall be joint and several.  The captions are used only as a matter of convenience and are not to be considered a part of this Agreement or to be used in determining the intent of the parties to it.

16.         Representations and Warranties.

I.            SELLER’s Representations.  SELLER hereby represents, covenants and warrants to and agrees with BUYER as follows:

(a)         SELLER has received no written notice that, and has no knowledge of, any suits, actions or proceedings pending against SELLER, or threatened, or affecting the Premises, or threatened, including, but not limited to, any eminent domain proceedings;

(b)         Except as set forth in the Due Diligence Materials (as hereinafter defined) with respect to the sidewalks at the Premises, SELLER has received no written notice and has no actual knowledge of any pending suits, orders, decrees or judgments relating to or any violations of any laws, ordinances, codes, regulations or other requirements of any governmental authority having jurisdiction over the Premises, against SELLER with respect to the Premises or any part thereof;

(c)         The SELLER is a Massachusetts limited partnership, which is duly organized and validly existing and in good standing in the Commonwealth of Massachusetts.  SELLER has all authorization and direction necessary to execute and deliver this Agreement on behalf of SELLER and to cause SELLER to perform SELLER’s obligations hereunder and complete the transactions contemplated hereby, and the execution and delivery of this Agreement by SELLER and the consummation of the transactions contemplated hereby do not and will not:  (i) require any governmental or other consent, authorization, license, permit, registration, or approval; (ii) violate or conflict with any judgment, decree or order of any court applicable to or affecting SELLER; (iii) violate or conflict with any law or governmental regulation applicable to SELLER; or (iv) violate or conflict with the organizational documents of SELLER.  SELLER hereby agrees to provide to BUYER at Closing any evidence required by law or SELLER’s constituent documents of its authority to execute this Agreement and complete this transaction;

(d)         SELLER has not received from any third party (including any federal, state or municipal governmental agency) any notices that the Premises may be in violation of any laws relating to or concerning Hazardous Substances (as defined below) or that SELLER is or may be potentially responsible for the removal and/or clean up of any Hazardous Substance from the Premises.  To the best of Seller’s knowledge, the Improvements do not contain asbestos that are friable, and other than a 20,000 gallon water underground storage tank, there are no underground storage tanks on the Premises (and there has been no removal of any such tanks from the Premises since a 12,000 gallon diesel fuel underground storage tank was removed in 1995).  As used in this Agreement, “Hazardous Substances” shall mean and include all hazardous or toxic substances, wastes or materials, any pollutants or contaminants (including asbestos, PCBs, petroleum products and by-products and raw materials which include hazardous constituents) or materials which are included under or regulated by any local, state or federal law, rule or regulation pertaining to environmental regulation, contamination, clean-up or disclosure, including M.G.L. Chapter 21E, the Comprehensive Environmental response, Compensation and Liability Act of 1986, the Resource Conservation and Recovery Act and the Toxic Substances Control Act, as any of the foregoing have been previously amended;

(e)         SELLER has not received notice from any insurance company terminating or threatening to terminate any policy of insurance, or increasing or threatening to increase the premiums therefor, as a result of defects or inadequacies in the Premises; and SELLER is not aware of any circumstances with the condition of the Premises that would prevent obtaining new insurance policies at present rates;

(f)          To the best of SELLER’S knowledge, the improvements made to the lobby of the Building and to the main front entry by Seller are in compliance with all applicable building codes, environmental, zoning and land use laws, and all other applicable federal, state and local laws and regulations, and all provisions of any restrictive covenants and regulations applicable to the Premises.

(g)         There are no employees of SELLER at work at the Premises for whom BUYER would have any contractual or other legal responsibility after the Closing (except as a result of BUYER’s acts or agreements), and there are no service, maintenance, management or other contracts or service agreements applicable to the Premises; and there are no licenses, leases, tenancies or occupancies affecting the Premises or that would bind BUYER after the Closing.

(h)         Seller has not received written notice of any claims for mechanics’, materialmen’s or similar claims or liens for any labor, services or materials for the benefit of the Premises.

(i)          The Premises are serviced by municipal water and a park wide wastewater treatment facility, and such service is adequate for use of the Improvements as fully-occupied office space.  The Building’s heating system is fueled by natural gas, and electricity is provided by on-site transformers.

All representations and warranties made by Seller above or elsewhere in this Agreement shall be deemed to be made on the Effective Date and on the Closing Date, and it shall be a condition of Buyer’s obligation to close that all warranties and representation made hereunder are true when made and as of the Closing Date and shall survive delivery of the Deed for a period of twelve (12) months.  At Closing, SELLER shall recertify to BUYER that its representations set forth in this Paragraph 16 are still accurate, and the provisions of this paragraph and such recertification shall survive the Closing for a period of twelve (12) months.

II.          BUYER’s Representations.  BUYER represents and warrants to SELLER that (a) this Agreement and its execution, delivery and performance by BUYER have been duly authorized by all necessary action on behalf of BUYER, (b) this Agreement is a valid and binding obligation of BUYER enforceable in accordance with its terms, (c) the acquisition of the Premises, and the consummation of the transactions contemplated hereby, will not result in any violation or breach of any indenture or agreement to which BUYER is a party or by which BUYER is bound, (d) the execution and delivery of this Agreement by BUYER and the consummation of the transactions contemplated hereby do not and will not:  (i) require any governmental or other consent, authorization, license, permit, registration, or approval; (ii) violate or conflict with any judgment, decree or order of any court applicable to or affecting BUYER; (iii) violate or conflict with any law or governmental regulation applicable to BUYER; or (iv) violate or conflict with the organizational documents of BUYER.

All representations and warranties made by BUYER above or elsewhere in this Agreement shall be deemed to be made on the Effective Date of this Agreement and on the Closing Date, and it shall be a condition of SELLER’s obligation to close that all warranties and representation made hereunder are true when made and as of the Closing Date and shall survive delivery of the Deed for a period of twelve (12) months.

17.         Broker’s Fee.  SELLER agrees that it shall pay to Jones Lang LaSalle and CBRE New England (collectively the “Broker”) pursuant to the terms of a separate agreement between SELLER and Broker, but only if, as and when the Closing occurs and not otherwise.

18.         Broker.

(a)         BUYER warrants and represents to SELLER that BUYER entered into this Agreement without the assistance of any real estate broker or person who would be entitled to a fee or commission in connection with this Agreement or the sale of the Premises by SELLER to BUYER other than the Broker.

(b)        SELLER warrants and represents to BUYER that SELLER entered into this Agreement without the assistance of any real estate broker or person who would be entitled to a fee or commission in connection with this Agreement or the sale of the Premises by SELLER to BUYER other than the Broker.  SELLER hereby agrees to indemnify and hold BUYER harmless from (i) any breach by SELLER of the foregoing representation, and (ii) any claims by Broker for any commission or fees in connection with this transaction.

The provisions of this Paragraph 18 will survive the Closing.

19.         Due Diligence.

(a)         SELLER, has provided to BUYER for BUYER’s review due diligence materials which are all of the documents in SELLER’S possession, custody or control that would be material to BUYER’s decision to acquire the Premises on or before the Effective Date, including, without limitation, those items set forth on Exhibit D attached hereto (the “Due Diligence Materials”), including without limitation the draft survey provided to SELLER at the time of SELLER’S purchase (the “Existing Survey”) and SELLER’s existing current title policy (collectively, the “Existing Title Policy”).

(b)        Buyer has the right to order a commitment (“Title Commitment”) from a title company for an ALTA Form B owner’s policy of title insurance with extended coverage (“Title Policy”) in which such title company agrees to insure good and marketable fee simple title to the Premises in Buyer upon Closing with extended coverage in the full amount of the Purchase Price (together with copies of all exception documents).  Buyer, at its option, may obtain, a new land survey (“New Survey”; together with the Existing Survey, the “Survey”) of the Premises.  The New Survey, if any, when approved by Buyer, shall conclusively establish the legal description of the Premises.

(c)         BUYER shall have until January 31, 2017 (the “Due Diligence Period”; and the last day of such Due Diligence Period, the “Objection Deadline”) to deliver to Seller a written notice setting forth any objections it has with respect to Seller’s title to the Premises as shown on the Title Commitment and Survey, if any (“Title Defects”).  Notwithstanding the foregoing, Buyer shall not be obligated to object to any liens, mortgages or other monetary encumbrances or security interests (“Monetary Liens”) encumbering the Premises, and such Monetary Liens shall be deemed defects that must be cured by Seller on or before Closing, provided Seller may remove such Monetary Liens through use of Seller’s proceeds at Closing.

(d)        Except as otherwise provided in this Agreement, all exceptions to title listed on the Title Commitment and matters shown on the Survey that Buyer does not object to before the Objection Deadline shall be deemed Permitted Exceptions. With respect to those matters to which Buyer does object, Seller shall use reasonable efforts to the cure the Title Defects (but shall not be obligated to spend in excess of Ten Thousand Dollars ($10,000.00) (the “Cap Amount”), unless Seller elects to do so) by taking such action as will induce Title Company to eliminate such Title Defects from the Title Commitment and/or may induce the surveyor providing the Survey to amend the same to show the absence of any such Title Defects, and if not curable, may, but shall not be obligated to, cause Title Company to insure against loss or damage resulting therefrom. Within five (5) days after the Objection Deadline (the “Response Deadline”), if Seller shall provide notice that it is unable to cure any or all Title Defects for the Cap Amount (and is unwilling to spend more than the Cap Amount), then Seller shall give written notice thereof to Buyer (Seller shall be deemed to have elected to cure all Title Defects and spend above the Cap Amount if it fails to notify Buyer by the Response Deadline).  Within five (5)  days of receipt of such notice, Buyer shall elect in writing either (i) to terminate this Agreement, in which case the Deposit shall be returned to Buyer and each party shall be released from further liability; or (ii) to proceed to close on the Premises, in which event all exceptions to title listed on the Title Commitment and all matters contained in the Survey, except those which Seller has undertaken to cure or as otherwise provided in this Agreement, shall be conclusively deemed Permitted Exceptions.  Buyer shall be deemed to have waived its rights to terminate this Agreement as set forth above under this Paragraph 19(d) if the Seller has not been notified timely in writing that the BUYER desires to terminate this Agreement in its sole discretion, except as otherwise set forth herein, and the Deposit shall become non-refundable, except for a default by SELLER as provided in Paragraph 12 hereof and except as provided in Paragraph 9, Paragraph 19(e) and Paragraph 25.  If this Agreement is not terminated, then in the event (i) Seller shall fail to cure any such Title Defects, if any, not deemed Permitted Exceptions, as aforesaid, or (ii) further defects, liens, encumbrances, adverse claims, restrictions, rights-of-way, easements or other matters relating to Seller’s title to the Premises arise or are discovered after the effective date of the Title Commitment and are not removed by Seller or approved in writing by Buyer on or before the Closing Date, then Seller shall be in breach of this Agreement and Buyer may pursue the remedies it has been granted elsewhere in this Agreement, or at Buyer’s option, Buyer shall have the right to terminate this Agreement by giving written notice to Seller. Upon any such termination, the Deposit shall be returned to Buyer and this Agreement shall be null and void and of no further force and effect, and Seller shall pay all charges of Title Company and surveyor charges with respect to the New Survey.  BUYER shall not be deemed to have approved any title matter (including without limitation any further defects, liens, encumbrances, adverse claims, restrictions, rights-of-way, easements or other matters relating to Seller’s title to the Premises) arising after the effective date of the Title Commitment and the New Survey as to which BUYER reserves its right to object and to terminate as if the Due Diligence Period had not expired.

(e)         Buyer also has the right to inspect the Premises and perform, as its sole cost and expense, any such due diligence review of items necessary or appropriate or prudent or desirable, including, but not limited to, inspecting the condition of the Premises by consultants of its own choosing, inspecting survey, environmental, zoning, and title matters, performing engineering studies, environmental studies and property condition studies.  If the BUYER is not satisfied, in its sole discretion, with the results of such review and inspections or determines that the Premises is not satisfactory for purchase or operation by Buyer for any reason (or no reason), then, at BUYER’s option, Buyer can terminate this Agreement before the expiration of the Due Diligence Period by proving notice to Seller.  Upon such termination, the Deposit and all payments made hereunder by BUYER shall be forthwith refunded with interest earned thereon, and all other obligations of the parties hereto shall cease and this Agreement shall be null and void and without recourse to the parties hereto.  Buyer shall be deemed to have waived its rights to terminate this Agreement under this Paragraph 19(e) if Buyer fails timely to notify Seller that Buyer desires to terminate this Agreement in its sole discretion, except as otherwise set forth herein, and the Deposit shall become non-refundable, except for a default by Seller as provided in Paragraph 12 and except as otherwise provided in Paragraph 9, Paragraph 19(d), and Paragraph 25.

20.        Access.  BUYER shall have the right of access to the Premises at all times between the Effective Date of this Agreement and the Closing Date.  Immediately upon the execution of this Agreement, SELLER shall install a lockbox at the Premises containing all necessary keys and access codes for the Premises, and shall provide BUYER with the combination/access code for such lockbox.  Neither BUYER nor any of its agents, representatives, employees, contractors or the like (the “Permitted Parties”) shall cause any damage to the Premises which is not promptly repaired or violate any laws or regulations.  BUYER shall endeavor to provide notification by telephone or email to SELLER of its intention to access the Premises at least three (3) hours in advance of Buyer’s access and shall, if SELLER so requests, allow SELLER or its representative to accompany BUYER or the Permitted Parties during such access, provided, however, that BUYER shall not be obligated to alter the time of such access in order to accommodate SELLER or its representative with respect thereto.  BUYER or the Permitted Parties agrees to maintain appropriate property damage and personal liability insurance.  BUYER shall indemnify, hold harmless and defend the SELLER, its employees, invitees and representatives against all costs (including reasonable attorneys’ fees) and damage to the Premises caused by the activities of BUYER or its agents under this Paragraph; provided, however, that such indemnity (i) shall not include any costs or damages caused by the acts of the SELLER or its agents or representatives; and (ii) shall not cover or extend to (a) any claims of diminution in the value of the Premises as a consequence of the results revealed by such tests and inspections, or (b) the exposure or release of hazardous substances or materials located in, on, or under the Premises unless introduced to the area by the Permitted Parties.  The foregoing indemnification obligations shall survive the Closing or termination of this Agreement.

21.         No Binding Agreement.  This Agreement is circulated for discussion and negotiating purposes and no agreement with respect to the purchase and sale of the Premises shall be binding upon either of the parties hereto until this Agreement shall have been executed and delivered by both the BUYER and the SELLER.

22.         Insurance.  The SELLER represents that at the time of execution of this Agreement the SELLER maintains insurance with respect to the Premises.  Until the delivery of the Deed the SELLER covenants that it shall maintain all-risk property insurance on the Building and other improvements in the amount of at least their replacement value and general liability insurance.  The procuring of any supplemental insurance, if desired, shall be at the option and sole expense of the BUYER.

23.         Operation and Leasing of the Premises.  The SELLER agrees that between the Effective Date of this Agreement and the date for Closing and delivery of the Deed, SELLER shall operate the Premises consistently with their current operation and shall maintain the Premises in substantially the same conditions existing on the Effective Date, reasonable wear and tear excepted.

In addition to the foregoing, SELLER agrees that during the period from the Effective Date until the Closing Date:

(a)        SELLER shall promptly provide to BUYER copies of all notices of any summons, complaint, or other documents evidencing the commencement of any legal action against SELLER or affecting the Premises;

(b)        SELLER shall not (i) enter into any new leases (or subleases), (ii) allow occupancy or use of any portion of the Premises under any license or other agreement, without the prior written consent of BUYER, which such consent BUYER may withhold in its sole discretion, (iii) enter into any contract affecting the Premises that will not be terminated at Closing; and

(c)        SELLER shall not grant, consent to or enter into any easement, covenant or right of way which in any way affects the Premises without the prior written consent of BUYER, which consent BUYER may withhold in its sole discretion.

24.         Closing Documents.

(a)        The SELLER hereby agrees to deliver to BUYER keys to the Premises, and the following documents, each in form and substance reasonably satisfactory to BUYER (and SELLER), at or before the Closing:

(i)	The Deed, subject only to the Permitted Exceptions;
(ii)	A bill of sale of the SELLER conveying the Personal Property to BUYER, in such form as is reasonably acceptable to Buyer;
(iii)
All other documents reasonably requested by BUYER, the title company or BUYER’s lender consistent with the terms and conditions hereof, and not creating any cost or continuing liability for SELLER other than customary mechanics lien, parties-in-possession and gap closing affidavit;

(iv)
An affidavit of SELLER stating SELLER’s U.S. taxpayer identification number and that the SELLER is a “United States person”, as defined in Section 1445(f)(3) and Section 7701(b) of the Internal Revenue Code of 1986, as amended;

(v)
Resolutions for the SELLER authorizing the execution, delivery, performance and consummation of the transactions contemplated by this Agreement which shall state that the resolution are in full force and effect as of the Closing Date and have not been amended, modified or rescinded in any manner; and any other proof of Seller’s authority and authorization to enter into this transaction and consummate the Closing as may be reasonably required by the title company;

(vi)	A closing and settlement statement in form and substance reasonably satisfactory to SELLER and BUYER and signed by SELLER;
(vii)
The originals, to the extent in SELLER’s possession, (if available, otherwise photocopies), of plans for the Premises (including CAD drawings) as well as all building permits, certificates of occupancy, zoning certificates, and other governmental permits and licenses and Permits and Licenses to the extent in SELLER’s possession or under its control, in connection with the construction, development, ownership, use, operation or maintenance of the Premises;

(viii)	Keys, combinations and codes to all locks and security devices to the Premises in SELLER’S possession; and
(ix)	A certificate executed by SELLER in accordance with Paragraph 16(I) above that SELLER’S representations are true and correct as of the Closing Date.
(x)
Any other document reasonably necessary or inferred under this Agreement to consummate the transaction contemplated by this Agreement, provided that such documents are consistent with the parties’ intent as expressed in this Agreement.

(b)        On or prior to the Closing Date, and in addition to any other document required to be delivered by BUYER under this Agreement, BUYER shall execute and deliver or cause to be delivered to SELLER, the following:

(i)	The balance of the Purchase Price in U.S. Dollars in immediately available federal funds, plus or minus adjustments contemplated herein, delivered as required under Paragraph 3 of this Agreement;
(ii)
Resolutions for the BUYER authorizing the execution, delivery, performance and consummation of the transactions contemplated by this Agreement which shall state that the resolution are in full force and effect as of the Closing Date and have not been amended, modified or rescinded in any manner;

(iii)	A closing and settlement statement in form and substance reasonably satisfactory to SELLER and BUYER and signed by BUYER;
(iv)	A certificate executed by the BUYER in accordance with Paragraph 16(II) above that BUYER’S representations are true and correct as of the Closing Date; and
(v)
Any other document reasonably necessary or inferred under this Agreement to consummate the transaction contemplated by this Agreement, provided that such documents are consistent with the parties’ intent as expressed in this Agreement.

25.        Conditions Precedent to the Closing.

(a)        Conditions Precedent of BUYER.  In addition to all other conditions set forth in this Agreement, BUYER’s obligation to consummate the Closing is subject to the satisfaction of each and every one of the conditions precedent set forth in this Paragraph 25(a) (all of which are for the sole benefit of BUYER):

(i)
All representations of SELLER set forth in Paragraph 16(I) shall be true, correct and complete in all material respects as of the Effective Date and shall be true, correct and complete in all material respects as of the Closing Date.

(ii)	SELLER shall have performed in all material respects all obligations required to be performed by SELLER hereunder prior to or in connection with the Closing.
(iii)
SELLER shall have satisfied its obligations to convey and transfer to BUYER such title to the Premises as is herein required, and the Title Company shall be committed to insure marketable title in Buyer at Closing as evidenced by issuance to Buyer of the Title Policy, with such endorsements as are reasonably requested by Buyer, or issuance to Buyer of its binding and unconditional commitment at Closing to issue the Title Policy.  The Title Policy shall contain only the Permitted Encumbrances.

(iv)	There have been no material adverse change in the condition of the Premises from the date of the inspections conducted by Buyer.

(b)        Conditions Precedent of SELLER.  In addition to all other conditions set forth in this Agreement, SELLER’s obligation to consummate the Closing is subject to the satisfaction of each and every one of the conditions precedent set forth in this Paragraph 25(b) (all of which are for the sole benefit of SELLER):

(i)
All representations of BUYER set forth in Paragraph 20(II) shall be true, correct and complete in all material respects as of the Effective Date and shall be true, correct and complete in all material respects as of the Closing Date; and (ii) BUYER shall have performed in all material respects all obligations required to be performed by BUYER hereunder prior to or in connection with the Closing.

(c)         Failure of Condition Precedent.  Upon the failure of any of the foregoing conditions precedent, the party benefited by such failed condition shall have the option to (a) waive such condition precedent and proceed to Closing, or (b) terminate this Agreement by sending written notice to the other party on or before the Closing Date, in which event the Deposit shall be returned to BUYER.

26.        Service Contracts and Warranties.  Intentionally Deleted.

27.        Notices.  Any and all notices, demands or requests permitted or required to be made under this Agreement shall be in writing, signed by the party giving such notice, and shall be delivered personally or sent by registered, certified, or express United States mail, postage prepaid, or FedEx, UPS, DHL, or any similar service requiring a receipt, to the other party at the addresses set forth below, or to such other party or such other address within the continental United States as may have theretofore been designated in writing.  The date of receipt of such notice, election or demand or request shall be the earliest of (a) the date of actual receipt of same, (b) three (3) days after the date of mailing thereof by registered or certified mail, (c) one (1) day after the date of mailing thereof by express mail or the delivery (or redelivery) to Federal Express or another similar service requiring a receipt, or (d) the date of personal delivery (or refusal upon presentation for delivery) thereof, if applicable.  For the purposes of this Agreement, the following addresses are applicable:

To Seller:	100 Nagog Park Limited Partnership
c/o The Gutierrez Company
200 Wheeler Road
Burlington, MA 01803
Attention: Arthur J. Gutierrez, Jr., President
Telephone: 781-272-7000
Facsimile: 781-272-3130

With a copy to:	Gloria M. Gutierrez
Executive Vice President & Corporate Counsel
200 Wheeler Road
Burlington, MA 01803
Telephone: 781-272-7000
Facsimile: 781-272-3130
ggutierrez@gutierrezco.com

To Buyer:	Insulet Corporation
600 Technology Park Drive, Suite 200
Billerica, MA 01821
Attention: Arthur Leach

With a copy to:	Insulet Corporation
600 Technology Park Drive, Suite 200
Billerica, MA 01821
Attention: Jonathan Paris

The parties agree that notices may be executed and/or delivered by counsel on behalf of SELLER and/or BUYER.

28.       Assignment.  BUYER may assign its rights under this Agreement to an Affiliate without the prior written consent of SELLER.  For purposes of this Paragraph 28, the term “Affiliate” shall mean: (a) an entity that controls, is controlled by, or is under common control with BUYER; (b) any partnership in which BUYER or BUYER’s controlling member is the general partner; (c) any fund or entity sponsored by BUYER; or (d) any entity that retains BUYER or a company affiliated with BUYER to manage the Premises.  Other than to an Affiliate of Buyer, Buyer shall not assign this Agreement to another party without the prior written consent of Seller, which consent shall not be unreasonably withheld.  Upon Buyer’s assignment of the Agreement, such assignee shall be deemed substituted, by novation, for the named Buyer, and such assignee shall assume Buyer’s obligations hereunder

29.       No Construction Against Drafting Party.  BUYER and SELLER acknowledge that each of them and their counsel have had an opportunity to review this Agreement and that this Agreement will not be construed against either party merely because its counsel has prepared it.

30.       Transfer, Recording and Transactional Costs.  SELLER shall pay all Massachusetts state, county or local transfer taxes, documentary stamps or transfer fees, one-half of the Escrow Agent’s fees and the costs of SELLER’s counsel.  BUYER shall pay the premium for BUYER’s title insurance, its own attorneys’ fees, all property survey costs and fees, Due Diligence costs and other costs, recording fees and charges necessary or required in order for the Deed, entity and other BUYER’s documents to be recorded in the appropriate county register’s or recorder’s office.  SELLER shall pay for recording of lien or encumbrance releases which SELLER are required to deliver.  All other expenses, charges or fees shall be allocated by and between BUYER and SELLER as is customary in the Commonwealth of Massachusetts and appropriate adjustments to the Purchase Price shall be made between the parties at the time of Closing.

31.       Miscellaneous Provisions.

(a)       The caption headings in this Agreement are for convenience only and are not intended to be part of this Agreement and shall not be construed to modify, explain or alter any of the terms, covenants or conditions herein contained.  If any term, covenant or condition of this Agreement is held to be invalid, illegal or unenforceable in any respect, this Agreement shall be construed without such provision.

(b)      This Agreement shall not be effective or binding until such time as it has been executed and delivered by all parties hereto.  This Agreement may be executed by the parties hereto in counterparts, all of which together shall constitute a single Agreement.

(c)       In the event of any litigation between any or all SELLER and BUYER in connection with this Agreement or the transaction contemplated herein, the non-prevailing party upon final judgment in such litigation shall be responsible for payment of all expenses and reasonable attorneys’ fees incurred by the prevailing party.

(d)       In the event that any date for performance, deadline, the giving of notice or similar date dependent action under this Agreement shall fall on a Saturday or Sunday or a State or Federal holiday when banking institutions are closed in Massachusetts, then such date shall automatically be extended to the next business day.

(e)       The parties further agree that this Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Massachusetts without regard to such state’s conflict of laws rules.

(f)        This Agreement may not be amended or modified except pursuant to a written instrument executed by both BUYER and SELLER.

(g)       The terms, conditions and covenants herein contained shall be binding upon and insure to the benefit of the BUYER and SELLER and their respective successors and assigns.

(h)       This Agreement may not be recorded in any Registry of Deeds.  In the event BUYER records or causes the Agreement to be recorded in violation of the foregoing prohibition, BUYER, at the SELLER’s election at any time thereafter, shall conclusively be deemed in default hereunder entitling SELLER to all remedies provided herein in the event of BUYER’s default.  In addition, in the event this Agreement is recorded in violation of the foregoing prohibition against recording, SELLER is hereby authorized and empowered as the true and lawful attorney-in-fact for the BUYER to record in the applicable Registry of Deeds an affidavit of SELLER stating that all third parties may conclusively rely upon the recording by SELLER of such an affidavit as establishing that BUYER has released to the SELLER and no longer has any right, title or interest in and to this Agreement and the Premises, and this Agreement will be deemed terminated and discharged of record with the same force and effect as if it had never been recorded.

(i)         Except as may otherwise be required by law, Seller hereby agrees that the transaction contemplated in this Agreement shall remain confidential (provided that the same may be discussed with the Seller’s lenders, accountants, auditors, and attorneys to the extent necessary to consummate this transaction and to the extent such recipients agree to maintain such confidentiality), and that Seller shall not issue, without Buyer’s prior written approval, any press or other publicity release or communication to the general public in connection with the proposed purchase and sale of the Premises.  Further, from the Effective Date through the earlier of the termination of this Agreement under the terms hereof or the Closing, Seller covenants and agrees that it shall not market or otherwise engage in any negotiations with third parties regarding the sale of the Premises.

(j)          BUYER further acknowledges that, except for SELLER’S representations and warranties expressly set forth herein, BUYER has not relied upon any statements, representations or warranties by SELLER or any agent of SELLER.  Except for the obligations of SELLER under this Agreement and the SELLER’S representations and warranties expressly set forth herein, BUYER agrees that the Premises shall be sold and that BUYER shall accept possession of the Premises on the Closing Date strictly on an “as is, where is, with all faults” basis.

Executed as a sealed instrument as of the date first above written.

SELLER:

100 NAGOG PARK LIMITED PARTNERSHIP

By:	The Gutierrez Company,
Its General Partner

By:	/s/ Arthur J. Gutierrez, Jr.
Arthur J. Gutierrez, Jr.
President

BUYER:

INSULET CORPORATION

By:	/s/ Charles Alpuche
Name:	Charles Alpuche
Title:	SVP, Global Manufacturing and Operations

The undersigned has executed this Agreement solely to confirm it will act as Escrow Agent pursuant to the terms of this Agreement.

FIDELITY NATIONAL TITLE INSURANCE COMPANY

By:	/s/ M Burton
Name:	M Burton
Title:	AVP Sr. Commercial Escrow Officer

EXHIBIT A

LEGAL DESCRIPTION OF PREMISES

Property Description

100 Nagog Park Drive

A certain parcel of land situated on the northerly side of Nagog Park Drive in the Town of Acton, Massachusetts, being shown as “The 100 Nagog Park Lot” on a plan entitled “Plan of Land, #100 Nagog Park Drive, Acton, Massachusetts,” dated December 22, 1997, prepared by Howe Surveying Associates, Inc. and recorded in the Middlesex South District Registry of Deeds (“Registry of Deeds”) as Plan No. 135 of 1998, Plan Book 28159, Page 210, and being described according to said plan as follows:

Beginning at a point on the northerly side of Nagog Park Drive at the land now or formerly of the Town of Acton.  Thence:

N 65° 22’ 35” W	one hundred and sixty six and 73/100 (166.73) feet to a point; thence on a curved line to the left with a radius of three hundred ninety-seven and 56/100 (397.56) feet, two hundred and ninety-eight and 77/100 (298.77) feet to a stone bound; thence

S 71° 33’ 54” W	one hundred and sixty and 37/100 (160.37) feet to a point; thence on a curved line to the right with a radius of four hundred forty-two and 95/100 (442.95) feet, five hundred seventeen and 47/100 (517.47) feet to a stone bound; thence on a curved line to the left with a radius of four hundred eighty-nine and 26/100 (489.26) feet, two hundred eighty-two and 48/100 (282.48) feet to a point at the land now or formerly of Iron Bucket Liquidation Trust, the last five courses being along Nagog Park Drive; thence

N 34° 09’ 00” W	thirty-three and 42/100 (33.42) feet to a point; thence

N 32° 24’ 17” E	ninety-one and 06/100 (91.06) feet to a point; thence

on a curved line to the left with a radius of five hundred fifty-eight and 00/100 (558.00) feet, two hundred three and 64/100 (203.64) feet to a point; thence

S 72° 56’ 47” E	forty-four and 51/100 (44.51) feet to iron rod; thence

N 34° 21’ 44” E	seven hundred forty-six and 88/100 (746.88) feet to a point; thence

S 53° 11’ 16” E	eighty and 41/100 (80.41) feet to a stone bound; thence

S 52° 52’ 43” E	five hundred twenty and 85/100 (520.85) feet to a point; thence

S 56° 51’ 01” E	two hundred thirteen and 65/100 (213.65) feet to an iron rod at a stone wall; the last seven courses being by the lands now or formerly Iron Bucket Liquidation Trust; thence along the stone wall,

S 50° 00’ 21” E	ninety-eight and 77/100 (98.77) feet to a point; thence along the stone wall,

S 49° 23’ 05” E	one hundred ninety-six and 02/100 (196.02) feet to a point; thence still along the stone wall,

S 48° 35’ 11” E
one hundred three and 06/100 (103.06) feet to the lands now or formerly of Ian MacPherson and the Town of Acton; the last three courses being by the land of Ian MacPherson; thence along the land now or formerly of the Town of Acton,

S 24° 46’ 48” W	four hundred and twenty-four and 98/100 (424.98) feet to a stone bound; thence still along the land now or formerly of the Town of Acton,

S 21° 11’ 55” W	ninety-one and 84/100 (91.84) feet to the point of beginning.

Said parcel containing 25.00 acres.

EXHIBIT B

PERSONAL PROPERTY

The following is included in the sale: All personal property currently located in the Building

EXHIBIT C

EXCLUDED PERSONAL PROPERTY

NONE

EXHIBIT D

DUE DILIGENCE MATERIALS

List of Due Diligence Items provided by Seller to Buyer (and its attorneys) by file share link on December 5, 2016:

1.	Alta Survey, Holmberg Howe, 10/6,2010

2.	Town of Acton Tax Bill

3.	Site Improvement Plan, prepared by The Gutierrez Company, 6/30/2011

4.	Phase 1 Site Assessment prepared by GZA, 10/2010

5.	Diesel Fuel Release Statement prepared by Clean Harbors Environmental Services 1/8/10

6.	Phase 1 Site Assessment prepared by IVI International 12/9/04

7.	Service Contracts

-	Landscaping:	Chet Hergret

-	Ice and Snow Removal:	Chet Hergret

-	Lawn Care:	Evergreen Lawn

-	Fire Sprinkler System	Mass Code Compliance

-	Low Temp & Elev Ph Mon	Safety Signal

8.	Utility Contracts

-	NStar

-	National Grid

-	Verizon

9.	Park Expense Agreement 1998

10.	Owners Policy of Title Insurance

11.	Sewer Facility Agreement and Assignment and Assumption Agreement (recorded in Book 81821, Page 51)

12.	Certificate of Organization and Operating Agreement for Nagog Treatment Facility, LLC

13.	Quitclaim Deed

14.	Complete set of original construction drawings prepared by ADD Inc. for Digital Equipment Corporation April 22, 1981

15.	As built drawings for fire alarm, HVAC, and site lighting

16.	CAD drawings and pdf floor plans for floors 1, 2, 3

17.	Construction drawings 7/15/11 for renovation

18.	Sidewalk correspondence regarding sidewalk issue

19.	AST Permit

EXHIBIT E

DEED

QUITCLAIM DEED

100 NAGOG PARK LIMITED PARTNERSHIP, a Massachusetts limited partnership, c/o The Gutierrez Company, 200 Wheeler Road, Burlington, Massachusetts 01803, for consideration of Nine Million Two Hundred Fifty Thousand Dollars and 00/100 ($9,250,000.00) paid hereby grants to INSULET CORPORATION, a Delaware corporation, c/o 600 Technology Park Drive, Billerica, Massachusetts 01821, its successors and assigns

With quitclaim covenants
that certain parcel of land with the buildings and improvements located thereon situated in Acton, Middlesex County, Massachusetts, and having a common address of 100 Nagog Park, Acton, Massachusetts, which property is more particularly described on Exhibit A annexed hereto.

For grantor’s title see Quitclaim Deed dated December 16, 2010, recorded in Book 56094, page 102.

WITNESS our hands and seals this _____ day of February 2017.

100 NAGOG PARK LIMITED PARTNERSHIP, a Massachusetts limited partnership

By:
Name:
Title:

COMMONWEALTH OF MASSACHUSETTS )
:ss
COUNTY OF ___________________ )

On the _____ day of February 2017, before me, the undersigned notary public, personally appeared ________________, proved to me through satisfactory evidence of identification, which was __________, to be the individual whose name is signed on this Quitclaim Deed as ______________ for 100 Nagog Park Limited Partnership within my presence; and acknowledged to me that he/she executed the same voluntarily for its stated purpose in his capacity as __________ for 100 Nagog Park Limited Partnership.

Seal:

Notary Public:
My Commission Expires:

EXHIBIT A TO QUITCLAIM DEED

Description of Property